Exhibit 99.1

Ranko Matic joins the Locafy Board as Independent Director

PERTH, AUSTRALIA (July 15, 2022) – Locafy Limited (NASDAQ: LCFY, LCFYW) (“Locafy” or “the Company”), a globally recognized software-as-a-service technology company specializing in local search engine marketing, is pleased to announce the appointment of Mr Ranko Matic as a non-executive director.

The appointmen of Mr Matic as a director expands the Board from three to four directors and is now comprised of two independent directors and two non-independent directors.

About Mr Matic

Mr Matic, a resident of Perth, Australia, is a qualified Chartered Accountant with over 30 years experience in the areas of financial and executive management, accounting, audit, business and corporate advisory.

Mr Matic has considerable experience in a range of industries with particular exposure to public listed companies and large private enterprises. His expertise and exposure in all areas of corporate advisory services, financial reporting and audit, due diligence, mergers & acquisitions, and valuations makes him a respected addition and resource to the Company.

Through these positions Mr Matic has been involved in an advisory capacity to over 40 initial public offerings (IPO) and other re-capitalisations and re-listings of ASX companies in the last 15 years.

Mr Gavin Burnett, CEO and Founder of Locafy, said:

“I am pleased to have Ranko join the Board of Locafy. His knowledge across capital markets and corporate governance assisted greatly in Locafy’s recent initial listing on the NASDAQ.

Ranko is highly respected in the business community and brings experience and knowledge across multiple facets of business, capital markets and compliance, strengthening our corporate governance.

The Board is committed to enhancing value for our shareholders, delivering superior experiences for customers and creating a supportive and inclusive environment for all of the Company’s employees.

We appreciate the valuable support from each of our directors who continue to guide Locafy to grow and innovate.”

About Locafy Limited

Founded in 2009, Locafy’s (NASDAQ: LCFY, LCFYW) mission is to revolutionize the US$700 billion SEO sector. We help businesses and brands increase search engine relevance and prominence in a specific proximity using a fast, easy, and automated approach.

For more information, visit www.locafy.com

Safe Harbor Statement

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “subject to”, “believe,” “anticipate,” “plan,” “expect,” “intend,” “estimate,” “project,” “may,” “will,” “should,” “would,” “could,” “can,” the negatives thereof, variations thereon and similar expressions, or by discussions of strategy, although not all forward-looking statements contain these words. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Contacts

Investors

Locafy Investor Relations

Locafy Limited

E: investor@locafy.com

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Locafy Limited | Nasdaq: LCFY, LCFYW | ACN: 136 737 767

E: investor@locafy.com | W: www.locafy.com

246 Churchill Avenue, Subiaco WA 6008, Australia